SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X        Form 40-F
                                    ---                 ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes       No  X
                                        ---      ---

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                                                                  [LOGO OMITTED]

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                             A Publicly-Held Company
                             CNPJ 02.558.132/0001-69



            CALL TO SHAREHOLDERS



            EXTRAORDINARY SHAREHOLDERS MEETING

The shareholders of Tele Centro Oeste Celular Participacoes S.A. ("the Company") are invited to meet in an extraordinary Shareholders Meeting to be held at the Company's headquarters, located at SCS, QUADRA 2, BLOCO C, ACESSO 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, BRASILIA-DF CEP 70302-916, at 10:00 (ten hundred hours) of the 9th day of December, 2002, with the following Order of the
Day:

a) To decide on the alteration of Article 10 of the Company's Bylaws for compliance with the terms of Law 10303 passed October 31, 2001, regarding the rights granted to preferred shares;
b) To decide on the alteration of Article 5 of the Company's Bylaws as a result of the increase of the Company's capital stock occurred as a consequence of the incorporation of Telebrasilia Celular S/A by the Company, approved in the Extraordinary Shareholders Meeting held on April 26, 2002.
c) To ratify the use of the retained earnings for cancellation of preferred shares held in the Company's treasury occurred when Telebrasilia Celular S.A. was incorporated, as approved in assembly held by the Company's Board of Directors on May 31, 2002.

GENERAL PROVISIONS

1.    Proxies shall be deposited at the Company's  Headquarters,  at SCS, QUADRA
      2,  BLOCO  C,  ACESSO  226,  EDIFICIO   TELEBRASILIA   CELULAR,  7  ANDAR,
      BRASILIA-DF CEP 70302-916, no later than 24 hours prior to the Assembly.

2. The shareholders participating in the Fungible Custody of Nominative Shares of the Stock Market, who wish to participate in the Assembly, shall present the statement issued up to (two) days prior to the Assembly, containing the respective stockholding, provided by the custodian agency.

3. The documents concerning the matters to be discussed in the General Assembly called herein is available to all shareholders at the Company's headquarters.


                         Brasilia-DF, November 21, 2002.


                              ALEXANDRE BELDI NETTO

                       CHAIRMAN OF THE BOARD OF DIRECTORS

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Tele Centro Oeste Cellular Holding Company


Date: November 22, 2002               By:   /S/ MARIO CESAR PEREIRA DE ARAUJO
                                          --------------------------------------
                                          Name:   Mario Cesar Pereira de Araujo
                                          Title:  President